082-03277

TESCO plc

18 June 2009



TESCO ANNOUNCES NEW PROPERTY DEAL

Tesco today announced a new sale & leaseback transaction involving £458 million of Tesco's property assets in the latest phase of its ongoing programme to release value from its UK property portfolio.

The deal will be structured as a 50-50 joint venture with Tesco Pension Trustees Limited as trustee of the Tesco PLC Pension Scheme. The portfolio will consist of 12 Tesco stores, accounting for approximately 75% of the transaction value, and two distribution centres, accounting for the remaining 25%. The properties involved have a gross internal area in excess of 2.3 million sq. ft.

All properties will be leased back to the joint venture on 30-year RPI-linked leases, with an average initial yield for the stores of 5.2% and 6.3% for the distribution centres.

The transaction is being primarily funded by the issue of fixed rate notes by Tesco Property Finance 1 PLC (the debt-issuing entity of the joint venture, credit-linked to Tesco PLC).

Contacts:

Investor Relations:	Steve Webb	01992 644 800
	Mark George	01992 806 149
Media:	Jonathan Church	01992 644 645

dw 6/25



News release...

Tuesday 16th June 2009

TESCO PLC

FIRST QUARTER INTERIM MANAGEMENT STATEMENT

STRONG GROWTH IN GROUP SALES - UP 12.6%, Ex-Petrol

Chief Executive, Terry Leahy commented:

"We've made a solid start to the financial year, maintaining good momentum in a challenging economic climate - by investing in our offer for customers and adjusting our businesses well locally to meet their changing needs. We are also keeping a strong focus through the downturn on our long-term strategic objectives and I am encouraged by the impetus last year's acquisitions - of Tesco Personal Finance and Homever in Korea - are now giving the Group."

GROUP SALES

Group sales* for the thirteen weeks ending 30th May 2009 increased by 12.6%, excluding petrol, driven by all parts of our strategy. Growth was 9.7% including petrol. Our international operations, particularly those in Asia, have delivered another strong start to the year, our non-food business has seen good market share gains and a resumption of like-for-like growth, the core UK business has delivered solid, stable growth in a market where inflation is falling, and our retailing services are continuing to attract new customers.

STRONG INTERNATIONAL PERFORMANCE

International sales increased by 20.1% at actual exchange rates (11.4% at constant rates). This included a resilient performance in Europe - where, despite recessionary conditions in a number of our markets, sales grew by 1.9%. Growth in Asia was encouraging - at 43.8% - helped by exchange rates and continued excellent performance from the converted Homever stores in Korea. In the United States customer numbers continue to grow strongly and sales grew by 174%. We have seen pleasing market share gains across our international network as we invest in lower prices for customers and push on with planned new store development.

SOLID GROWTH IN UK BUSINESS

We have made a solid start to the year in the UK. Excluding petrol and VAT, like-for-like retail sales for the quarter increased by 4.3% (3.3% growth including VAT), which was similar to the rate of growth reported for the first six weeks with our Preliminary Results in April. Net new stores contributed 2.8% and Tesco Personal Finance a further 2.2%, bringing total growth excluding petrol to 9.3% (8.3% growth including VAT). Including petrol, which has seen substantial deflation in recent months, total UK sales including VAT grew by 5.5%.

The early response of customers to the recent re-launch of our Clubcard scheme, which rewards loyal customers by enabling them to double the value of their money-off vouchers when they buy a wide range of products in-store or online, has been very encouraging - with more than a million doubling up their vouchers so far.

Our non-food business has resumed modest like-for-like growth, with improved performance across most categories compared with the second half of 2008/9. Electricals, homewares, horticulture, stationery and toys saw good growth and the Tesco Direct Spring & Summer ranges have also sold strongly.

Tesco Personal Finance (TPF) is continuing to see steady growth in customer accounts, our work to develop our own systems platforms is progressing well and we have begun the introduction of Banking and Insurance Centres in our stores, with six opened so far. TPF's strong, high quality balance sheet, very solid capital ratios and substantial provisioning mean that it is well-placed to cope with the challenges of a difficult financial services market.

OUTLOOK

Operationally the business is performing in line with expectations and the outlook for the year as a whole remains unchanged.

* Excludes the effect of IFRIC13 'Customer Loyalty Programmes', which requires a change in the timing of revenue recognition in respect of loyalty incentives. This will be applied to our sales reporting with our Interim Results for 2009/10.

Contacts:

Investor Relations:	Steve Webb	01992 644 800
	Mark George	01992 806 149
Press:	Jonathan Church	01992 646 606
	Angus Maitland, Maitland	020 7379 5151